BAA plc

Corporate Office
130 Wilton Road
London SW1V 1LQ

Telephone: 020 7834 9449
Fax: 020 7932 6699

Investor Relations

Direct Tel: 020 7932 6692
Direct Fax: 020 7932 6783

RECEIVED
2006 APR 10 P 12:
OFFICE OF INTERNATIONAL CORPORATE FINANCE

BAA

31 March 2006

US Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Washington DC 20549
USA
Mailstop: Room 3628

SUPPL

06012359

Dear Sirs

BAA plc (File No 82-3372) 12g3-2(b) Exemption

Please find enclosed information and/or documents furnished by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

To confirm receipt please fax the attached sheet to the number indicated. Thank you.

Yours faithfully

Sue Welch

Sue Welch
Assistant Company Secretary

PROCESSED
APR 11 2006
THOMSON FINANCIAL

4/10

To: Sue Welch
Assistant Company Secretary
BAA plc
130 Wilton Road
London
SW1V 1LQ

Fax: +44 20 7932 6700

From: US Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Washington DC 20549
USA
Mailstop:3628

Re: SEC notification 31 March 2006

BAA plc (File No 82-3372) 12g3-2(b) Exemption
BAA plc 25 Year Long Service Award Mike Toms

This is to confirm receipt of the information and/or documents furnished referenced above by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

____
Signed

____
Name

____
Date

Director/PDMR Shareholding

BAA plc ("BAA")- Notification of change in directors' and senior executives' interests in shares reportable under FSA Disclosure Rule 3.1.2
Award of shares by a director under the BAA 25 Year Long Service Share Award scheme

On 31 March 2006, Mr Mike Toms was awarded 83 ordinary BAA shares under the BAA 25 year Long Service Award scheme. Mr Toms was one of a number of staff receiving share awards to the value of £700 each in consideration of their having completed 25 years service with the Company in the year ending 31 March 2006.

BAA plc

Corporate Office
130 Wilton Road
London SW1V 1LQ

Telephone: 020 7834 9449
Fax: 020 7932 6699

Investor Relations

Direct Tel: 020 7932 6692
Direct Fax: 020 7932 6783

BAA

31 March 2006

US Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Washington DC 20549
USA
Mailstop: Room 3628

Dear Sirs

BAA plc (File No 82-3372) 12g3-2(b) Exemption

Please find enclosed information and/or documents furnished by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

To confirm receipt please fax the attached sheet to the number indicated. Thank you.

Yours faithfully

Sue Welch
Assistant Company Secretary

To: Sue Welch
Assistant Company Secretary
BAA plc
130 Wilton Road
London
SW1V 1LQ

Fax: +44 20 7932 6700

From: US Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Washington DC 20549
USA
Mailstop:3628

Re: SEC notification 31 March 2006

BAA plc (File No 82-3372) 12g3-2(b) Exemption
Ordinary Shares held by the Trustee of the BAA Employee Share Trust 310306

This is to confirm receipt of the information and/or documents furnished referenced above by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

____
Signed

____
Name

____
Date

BAA plc ("BAA") - Notification of change in directors' and senior executives' interests in shares reportable under FSA Disclosure Rule 3.1.2
Ordinary Shares held by the Trustee of the BAA Employee Share Trust

In accordance with Disclosure Rule 3.1.4R(1), I hereby give notice that the following BAA directors and senior executives namely:

BAA Directors	**Senior Executives**	
Mike Clasper	Peter Blausten	Andrew Jurenko
Margaret Ewing	Tony Douglas	Terry Morgan
Mick Temple	Donal Dowds	Stephen Nelson
Mike Toms	Duncan Garrood	Richard Petrie
Tony Ward	Paul Griffiths	Mark Riches
	Colin Hargrave	Rachel Rowson
	Ian Hargreaves	Richard Rundle

have an interest as potential beneficiaries in BAA ordinary shares of 100p each held by the BAA Employee Share Trust and that on 31 March 2006, the Company was notified that the Trustee of the BAA Employee Share Trust had disposed of the following ordinary shares in the Company:

No. of shares	Price shares	Percentage of issued share capital
4067	£8.365	0.000376448%

Subsequent to this transaction, the total number of ordinary shares in which the above individuals, through the BAA Employee Share Trust, had an interest as potential beneficiaries, was:

Total no. of shares	Total percentage of issued share capital
690,603	0.063923336%